FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2015

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated February 3, 2015, announcing receipt of a NASDAQ notice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)

Dated: February 3, 2015
/s/ Stamatis Tsantanis
By: Stamatis Tsantanis
Chief Executive Officer

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. ANNOUNCES
RECEIPT OF NASDAQ NOTICE

February 3, 2015 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today it has received written notification from The Nasdaq Stock Market ("Nasdaq") dated January 28, 2015, indicating that because the closing bid price of the Company's common stock for 30 consecutive business days, from December 12, 2014 to January 27, 2015, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days, or until July 27, 2015.

The Company intends to monitor the closing bid price of its common stock between now and July 27, 2015 and is considering its options, including a reverse stock split, in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event the Company does not regain compliance within the 180-day grace period and it meets all other listing standards and requirements, the Company may be eligible for additional 180-day grace period.

The Company intends to cure the deficiency within the prescribed grace period. During this time, the Company's common stock will continue to be listed and trade on the Nasdaq Capital Market. The Company's business operations are not affected by the receipt of the notification.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

Upon closing of the previously announced agreed 2001 built Capesize acquisition, the Company will own one Capesize bulk carrier of approximately 171,000 dwt. According to the Company's business plan, Seanergy is continuously reviewing the market in order to identify further suitable vessel acquisitions.

The Company's common stock trades on the Nasdaq Capital Market under the symbol "SHIP".

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com